September 12, 2024

Mr. Brian Szilagyi

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	ABS Long/Short Strategies Fund, File Nos. 811-23079, 333-255521

Dear Mr. Szilagyi:

You provided oral comments with respect to the financial statements of the ABS Long/Short Strategies Fund (the “Registrant”) for the fiscal year ended April 30, 2024. Please find below a summary of those comments, as well as the Registrant’s responses to those comments that it has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Item 4(d) of the certification, required by Item 13 of Form N-CSR filed on July 8, 2024, does not appear to refer to the correct time period. Please file an amended Form N-CSR to include the correct form of certification and ensure the certifications are updated to the date the amendment is filed.

Response: The Fund will file and amended Form N-CSR to include the correct form of certification and ensure the certifications are updated to the date the amendment is filed.

Comment 2: Item 11(b) (Controls and Procedures) of Form N-CSR for the period April 30, 2024, refers to a quarter covered by the report. Please use the language provided in Item 11(b) which refers to the time covered by the report. Please further confirm there have been no such changes that have occurred to the Registrant’s internal controls over financial reporting during the period.

Response: The Registrant will update the language provided in Item 11(b) of Form N-CSR to cover the period covered by the report in future shareholder report filings.

The Registrant further confirms that: (a) there have been no such changes that have occurred to the Registrant’s internal controls over the period covered by the Registrant’s Form N-CSR for the period ended April 30, 2024; and there were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act (17 CFR 270.30a-3(d)) that occurred during the period covered by the Registrant’s Form N-CSR for the period ended April 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Thompson Hine llp	41 South High Street	www.ThompsonHine.com
Attorneys at Law	Suite 1700	O: 614.469.3200
	Columbus, Ohio 43215-6101	F: 614.469.3361

Mr. Brian Szilagyi

September 12, 2024

Comment 3: We note that the Fund had repurchase offers over the period. Going forward please disclose all requirements of Regulation S-X 6-03(i).

Response: The Fund will include the requested disclosure in future shareholder report filings.

Comment 4: The Fund has not included the required statements that a description of the policies and procedures that the Fund uses to vote proxies related to portfolio securities is available without charge without request by calling a special toll-free number or on the fund’s website or on the Commission’s website. Please explain why such disclosures were not included in the financial statements. Refer to Form N-2 Item 24 Instruction 6(c).

Response: The Fund inadvertently omitted this full disclosure from Form N-CSR, but will include the following updated disclosure in future shareholder report filings:

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities owned by the Fund and information regarding how the Fund voted proxies relating to the portfolio of securities for the most recent 12-month period ended June 30th are available to shareholders without charge, upon request by calling the Advisor toll free at 1-877-499-9990 or by visiting the SEC’s website at www.sec.gov.

Comment 5: (A) The commission notes that Item 4(e)(2) of Form N-CSR for the period ended April 30, 2024, discloses that: “The percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X are as follows:

100% of these fees were approved by the Trust’s Audit Committee as required pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X.”

The Registrant’s response in the 4/30/24 Form N-CSR cites (c)(7)(ii) of Rule 2-01 of Regulation S-X while Item 4.(e)(2) of Form N-CSR cites (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Please review (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and consider what the Registrant’s response would be to 4.(e)(2) of Form N-CSR. Please confirm if this disclosure is accurate.

(B) Furthermore, in the Notes to the Financial Statements, the effective date and compliance dates for the Names Rule (Rule 35d-1) should be accurately reflected: December 11, 2023 (effective date), December 11, 2025 (compliance date for large entities), and June 11, 2026 (compliance date for small entities).

Mr. Brian Szilagyi

September 12, 2024

Response: (A) The Registrant confirms that the Fund should not cite (c)(7)(i)(C) of Rule 2-01 of Regulation S-X as the pre-approval was not waived. The Registrant will update the disclosure to Item (e)(2) and Item 4(h), as follows, in future N-CSR filings:

(e)(2): (e)(2) The percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X are as follows:

(b) [   ]%

(c) [   ]%

(d) [   ]%

(h): The Fund’s audit committee of the Board of Trustees has considered whether the provision of non-audit services that were rendered to the Fund’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the Fund that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the principal accountant’s independence.

(B) The Fund will include the effective and compliance dates for Rule 35d-1 in future shareholder report filings.

Comment 6: In the T&O disclosure on page 22, please disclose the term of office of the trustees and officers. Reference Item 24.4(e) of Form N-2.

Response: The Fund will include the requested disclosure in future shareholder report filings.

Comment 7: For each Trustee who is an interested Trustee, describe in a footnote or otherwise in a table, the relationship, events or transactions by reason of which the trustee is interested.

Response: The Fund will include the requested disclosure in future shareholder report filings.

Comment 8: Please explain why the Fund did not include disclosure regarding the nature and risks of unfunded equity commitments including whether if such investments are sold, it is probable that they will be sold at amounts different from NAV per share. Ref. ASC 820-10-50-6(a).

Response: The Fund confirms that it does not have unfunded commitment.

Mr. Brian Szilagyi

September 12, 2024

Comment 9: Please explain why the Fund does not list each unfunded commitment separately by portfolio company in either the SOI or in a schedule included in the notes for the financial statements. In addition, please confirm that the unfunded commitments are fair valued. Ref. AICPA Investment Company Expert Panel minutes from Jan 2006 and ASC 820.

Response: The Fund confirms that it does not have unfunded commitment.

Comment 10: With respect to the Average Annual Return Table included in the MDFP of Form N-CSR for the period ended April 30, 2024, going forward, please include a footnote for total return based on NAV that explains the assumed reinvestment of dividends and distributions at prices obtained by the Registrant’s dividend reinvestment plan. Ref. Form N-2 Item 4 general instruction 13.

Response: The Fund will include the requested disclosure in future shareholder report filings.

Comment 11: In the Line Graph included in the MDFP of Form N-CSR for the period ended April 30, 2024, the Fund does not contain the statement accompanying the table stating that the table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemptions of Fund shares. Please confirm the Fund will comply with the requirements of Instruction 4(g) 2(b) of Form N-2 Item 24.

Response: The Fund will include the requested disclosure to comply with the requirements of 4(g) 2(b) of Form N-2 Item 24 in future shareholder report filings.

Comment 12: Form N-CSR for the period ended April 30, 2024, discloses that the Fund commenced operations on January 4, 2016. The Average Annual Return Table included in the MDFP of Form N-CSR lists ten-year returns and inception to date returns. Please provide the time periods used for the calculations for both 10 years and inception to date.

As a follow up to comment #12, the staff notes that in the 4/30/24 N-CSR, the column headers “Annualized Return Since Inception” and Annualized Volatility Since Inception” each have an asterisk with no corresponding footnote. The staff also notes a footnote was included in the 4/30/23 N-CSR for these two same columns explaining the performance data prior to the Fund’s commencement of operations is that of ABS (3)(C)(1) LP, etc. Why wasn’t a similar footnote included in the 4/30/24 N-CSR? Please consider including a similar footnote to the figures in the since inception and 10-Year Return columns.

Response: Performance and portfolio data prior to the Fund's commencement of operations on January 4, 2016, reflect the performance of ABS (3)(C)(1) LP (the "Predecessor Fund"), which was reorganized into the Fund at that time. The Fund and the Predecessor Fund share equivalent investment objectives and policies, as well as the same investment adviser and portfolio managers.

Mr. Brian Szilagyi

September 12, 2024

The Predecessor Fund Performance has been adjusted to reflect the estimated first-year expenses, including any expense limitations imposed by ABS. It is important to note that the Predecessor Fund was not registered under the 1940 Act and was not subject to certain restrictions under the Act that may have adversely affected its performance. The performance figures provided are based on the Fund's estimated month-end NAV, which is calculated on the fifth day of the succeeding month.

The Fund will include the footnote described above related to the Predecessor Fund’s performance in future shareholder reports.

Comment 13: The Line Graph included in the MDFP of Form N-CSR for the period ended April 30, 2024, does not appear to conform with the requirements of Form N-2, which require that the line graph be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. Please explain why the line graph does not conform to Form N-2 Item 24 Instruction 4(g)(2).

Response: The Fund will include the minimum initial investment in the line graph contained in future shareholder report filings.

Comment 14: Note 9 (Investment Transactions) to Form N-CSR for the period ended April 30, 2024, noted non-cash transfers of $5,000,000 in purchases and $5,000,000 in sales. Please provide a detailed description of these transfers, the accounting treatment of these transfers, and how these transfers are reflected in the financial statements.

Response: $5 million transfer was made from SOMA Offshore Ltd to SOMA Long Opportunities Offshore Ltd. As part of this process, the Investment Manager requested that we complete a Transfer Agreement and Subscription Document. The transfer was processed internally by SOMA, so no funds needed to be wired.

Comment 15: The Fund’s Post-Effective Amendment No. 3 that was filed on August 28, 2023, states that the Fund is offering founder shares on a continuous basis. However, such election was not checked on the Fund’s cover page. Please explain this apparent discrepancy.

Response: The Registrant confirms that the Fund’s founders share classes are offered on a continuous basis and that such election will be selected in future filings.

Mr. Brian Szilagyi

September 12, 2024

Comment 16: The Fund’s Post-Effective Amendment No. 3 that was filed on August 28, 2023, checked “interval fund” on the Fund’s cover page. The Fund’s Form N-CEN filings do not indicate that the Fund is an interval fund. Please explain this apparent discrepancy.

Response: The Registrant confirms that the Fund is a tender offer fund and not an interval fund and that “interval fund” will not be selected in future filings.

If you have any questions or additional comments, please call me at (513) 352-6693.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler